THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the three months ended March 31, 2010.

This MD&A is prepared as of May 18, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

2	Overview

Continental is focused on developing mineral projects in the People's Republic of China.

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region ("TAR"). The Xietongmen property consists of two exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of the Xietongmen and Newtongmen copper-gold deposits, as well as several other prospective targets.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA") as part of Continental’s sustainability practices, for completing mine development of the Xietongmen deposit (the "Xietongmen Project").

A Feasibility Study for the Xietongmen Project was completed in mid 2007 by Aker Kvaerner E&C.[1] The study was based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of

________________________
1 October 2007 Technical Report is available on the Company’s profile on www.sedar.com. Qualified Persons are G. Holmes, P.Eng., P. Live, Eng., and L. Melis, P.Eng.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

US$8.50/oz and 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of copper and 4.3 million ounces of gold at a 0.15% copper cut-off in the Xietongmen deposit, including 182 million tonnes of proven and probable mineral reserves. A 40,000 tonnes per day conventional mill and open pit mining operation is proposed, with an average of 116 million pounds of copper, 190,000 ounces of gold and 1.7 million ounces of silver per year over a 14 year mine life.

A number of submissions were completed in 2007, 2008, and 2009 to various departments of the Central Government of the People's Republic of China (including the Ministry of Land and Resources and the National Development and Reform Commission) and departments of the Tibet Autonomous Region (including the Department of Land and Resources) to obtain necessary licenses and government permissions to advance permitting and development of the project as part of the overall mining license application process. This has encompassed a number of reports and permit applications that cover all aspects of the project development. These were approved and granted. These include the Mine Area Scoping, Mineral Resource and Development Utilization Plan, Land Acquisition Pre-approval, Land Reclamation Report, Environmental Impact Assessment Report, Safety Pre-assessment Report, Geological Resources Report, Geological Hazard Assessment Report and Environmental Geology Assessment Report, Seismic Assessment Report, Water and Soil Conservation Report, Water Use Permit and Water Resource Assessment Report. The mining license application submission is currently in process, as is the completion of the Project Application Report.

The Newtongmen deposit, located 2.5 kilometers northwest of the Xietongmen deposit, was discovered in 2006 and was followed by a first-phase of definition drilling in 2007. An initial resource estimate by Wardrop Engineering ("Wardrop") was announced in May 20092. At a 0.20% copper cut-off, the results include:

  Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver; and

  Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

In 2010, the Company plans to continue to advance permitting of the Xietongmen Project. The Company had approximately $21.5 million cash on hand at the end of March 31, 2010.

________________________
2 May 2009 Technical Report is filed on the Company’s profile on www.sedar .com. The mineral resource estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop, an independent Qualified Person. Contained metal values assume 100% recovery.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.1	Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc., the original owner of Highland. Consequently, Continental holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

2.2	Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. Jinchuan is obligated to provide assistance to the Company in obtaining the necessary permits, licenses (including the mining license), government approvals, and community support. Jinchuan is also required to provide technical assistance in infrastructure development, and complementary input into the design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

Pursuant to the Agreement, Jinchuan acquired in two tranches, 18 million common shares of the Company for a total cost of $36 million. Jinchuan has also agreed to provide funding support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; and contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity.

Jinchuan and Tian Yuan have entered into a life-of-mine concentrate off-take arrangement in connection with future production from the Xietongmen deposit only. Jinchuan holds, subject to maintaining a certain minimum interest in the Company, a right of first refusal to purchase any other concentrate, including Newtongmen concentrate, that may be produced in the future by the Company within the PRC.

2.3	Project Finance

In August 2008, the Company announced that it had engaged Standard Bank plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.4	Property Activities

In 2010, the main field programs are directed toward gathering the necessary data in order to compile the required Chinese "basic engineering report", complete data gathering for the Project Application Report, and planning for start of early construction of the Xietongmen Project once permits have been received. In addition, exploration activity will be carried out in order to ensure mining leases remain in good standing. It is expected that additional information for the Mining License will be accepted for formal review, and the Project Application Report will be submitted during the year.

Engineering

Continental will continue to retain Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute, as well as other design institutes (including Henan Yellow River Hydrological Survey and Design Institute, and Tibet Hydrology and Water Resources Monitoring and Survey Bureau). In addition, a number of international firms have been retained to work with the Chinese design groups, including Melis Engineering Ltd, Wardrop Engineering ("Wardrop"), URS Corporation ("URS") and Golder Associates Ltd ("Golder"). Under the direction of Continental's in-house project team, all of these design groups will be focused on completion of all remaining elements required for basic engineering and updating of cost estimates for the Xietongmen Project.

Following a January 2010 intensive planning session held in Beijing, activity during the first quarter was focused on finalizing the scope and schedules necessary to allow for the expedient completion of various engineering documents. These would be submitted upon approval of final permits, to allow construction to commence. These include the Basic Engineering report, the Project Application report and the Safety report, all of which are documents required for various levels of government departments.

During the first quarter, Continental's in-house engineering team also continued to work closely with BGRIMM and Wardrop to finalize key basic engineering deliverables, including process flow sheets and plant layouts, as well as preparing equipment specifications, process, piping and instrumentation diagrams and mine infrastructure layouts. The engineering and construction arm of URS was awarded the contract to complete the detailed mine design and production scheduling. Golder was engaged to provide the geotechnical program needed to finalize the pit slope assessment. Evaluation of tailings discharge options was advanced with the receipt of trade-off study proposals from three specialist pipeline design consultants.

Environment and Social

Programs for 2010 include the continuation of environmental baseline data collection to support engineering, construction and operation of the project. Further assessments to support project environmental and social programs will include new community water source evaluations. Continental has resumed community development programs such as training, agricultural, school and health clinic improvements and scholarships in consultation with local communities. Resettlement plans will be advanced in concert with project permitting and land acquisition. A third party with expertise in resettlement in China will assist with these plans. Continental will assess the timeliness of introducing economic development funding and planning with key local communities with the aim of initiating longer term sustainability plans.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.5	Market Trends

Copper prices increased significantly between late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price from January 1, 2010 to the date of this report is approximately US$3.32/lb.

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/oz in early January to US$1200/oz in early December and averaging US$974/oz over the year.

Prices remain strong in 2010. The average price from January 1, 2010 to the date of this report is approximately US$1131/oz.

3	Selected Annual Information

Not required for interim MD&A.

4	Results of Operations

4.1	Quarter ended March 31, 2010

	Quarter ended	Quarter ended	Quarter ended
	March 31, 2010	December 31, 2009	March 31, 2009
Exploration and development	$1,212,000	$1,532,000	$2,962,000
Administrative	1,052,000	798,000	1,496,000
Stock based compensation	793,000	1,034,000	330,000
Foreign exchange loss (gain)	(773,000)	(164,000)	1,092,000
Net loss (income) for the period	$2,284,000	$3,200,000	$5,880,000

4.2	Comparison to previous quarter

Exploration and development expenses in the quarter ended March 31, 2010 decreased to $1,212,000 from $1,532,000 in the quarter ended December 31, 2009, due to a decrease in engineering work, geological work and site activities. The decrease in activity from the previous quarter is primarily due to the timing of national holidays in China occurring during the first calendar quarter of each year. The increase in administrative expenditures was due primarily to an increase in general office administrative and trust and filing expenses. The stock-based compensation expense decreased to $793,000, compared to $1,034,000 in the previous quarter during which 600,000 options were granted. A total of 400,000 options were granted in the quarter ended March 31, 2010.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The foreign exchange gain increased to $773,000 in the first quarter of 2010 from $164,000 in the prior quarter. This is due substantially to the future income tax liability of $26.9 million being denominated in Chinese renminbi. The Canadian dollar appreciated against the Chinese renminbi by approximately 3%, from 1 Canadian dollar to 6.52 Chinese renminbi on December 31, 2009 to 6.72 Chinese renminbi on March 31, 2010, leading to a lower liability balance (expressed in Canadian dollars) for the Company.

4.3	Comparison to same quarter in previous year

During the quarter ended March 31, 2010, the Company's exploration and development costs decreased to $1,212,000 from $2,962,000 in the quarter ended March 31, 2009, due primarily to a significant reduction in engineering, geological and environmental activities. Lower exploration employment expenditures in the current quarter compared to the same quarter last year are due to workforce downsizing in certain of the Company’s offices. This also contributed to lower exploration and development costs in the quarter this year compared to the same quarter last year.

During the quarter ended March 31, 2010, lower administrative expenditures were incurred compared to the quarter ended March 31, 2009. The higher office, administration and employment expenses incurred in the quarter ended March 31, 2009 were due to costs related to staffing reductions last year.

Stock based compensation expense increased due to (1) higher stock prices in the quarter ended March 31, 2010 compared to the same quarter in 2009, and (2) the vesting of both prior years’ options and of new options granted during the current quarter.

There was a foreign exchange gain of $773,000 in the first quarter of 2010, compared to a foreign exchange loss of $1,092,000 in the same quarter in 2009, both of which resulted primarily from the foreign exchange on the future income tax liability. The underlying cause was a change in relative exchange rates. The exchange rate for the Canadian dollar against the Chinese renminbi increased by approximately 3% from 1 Canadian dollar to 6.52 Chinese renminbi on December 31, 2009 to 6.72 Chinese renminbi on March 31, 2010. In the same period of the prior year, the exchange rate for the Canadian dollar against the Chinese yuan decreased from 1 Canadian dollar to 5.57 Chinese yuan on December 31, 2008 to 5.42 Chinese yuan on March 31, 2009.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

5	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2010	2009	2009	2009	2009	2008	2008	2008
Current assets	$22,310	$24,493	$3,962	$7,216	$12,508	$16,714	$23,601	$26,854
Other assets	112,505	112,544	116,652	116,258	114,413	113,585	118,699	118,456
Total assets	134,815	137,037	120,614	123,474	126,921	130,299	142,300	145,310

Current liabilities	4,276	4,580	4,148	5,675	7,101	6,762	3,105	1,800
Other long-term liabilities	26,860	27,670	29,889	32,202	34,410	33,247	30,480	29,256
Shareholders' equity	103,679	104,787	86,577	85,597	85,410	90,290	108,715	114,254
Total shareholders' equity and liabilities	134,815	137,037	120,614	123,474	126,921	130,299	142,300	145,310

Working capital (deficit)	18,034	19,913	(186)	1,541	5,407	9,952	20,496	25,054

Expenses:
Exploration	1,212	1,532	655	2,619	2,962	8,215	3,335	1,895
Foreign exchange loss (gain)	(773)	(164)	(2,699)	(3,004)	1,092	4,818	1,235	353
Insurance	28	31	28	50	37	38	31	37
Interest income	(29)	(23)	(8)	(26)	(15)	(47)	(150)	(119)
Legal, accounting and audit	92	121	201	400	213	386	159	213
Office and administration	742	522	1,001	998	1,121	1,038	783	887
Shareholder communications	21	17	53	69	49	70	60	82
Stock-based compensation	793	1,034	238	1,298	330	211	331	1,064
Travel and conference	138	126	80	103	78	97	247	263
Trust and filing	60	4	24	29	13	5	24	26
Net loss (income) for the period	$2,284	$3,200	$(427)	$2,536	$5,880	$14,831	$6,055	$4,701

Basic and diluted loss per share	$(0.01)	$(0.02)	$0.00	$(0.01)	$(0.05)	$(0.11)	$(0.05)	$(0.04)

Weighted average number of common shares outstanding (in thousands)	152,751	133,947	129,053	129,053	129,053	129,053	129,053	129,053

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $18.0 million as at March 31, 2010, compared with $19.9 million at December 31, 2009. The change in working capital compared with December 31, 2009 is due to the exploration and administrative expenditures incurred during the first quarter of 2010.

Management believes the Company has sufficient capital resources to maintain its properties and continue with its planned objectives for the 2010 fiscal year.

7	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen Project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity. See section 2.2 for further details of Jinchuan's obligations pursuant to this agreement.

The Company has engaged Standard Bank plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of March 31, 2010 and as of the date of this MD&A. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors. The Company continues to regularly review and consider financing alternatives to fund its ongoing activities.

8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2010, the conversion rate was $5.64 per Taseko Share. These arrangements are more fully described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

9	Transactions with Related Parties

Details of transactions with related parties during the three months ended March 31, 2010, are presented in note 7 of the unaudited interim consolidated financial statements.

10	Fourth Quarter

Not required for this MD&A.

11	Proposed Transactions

There are no material transactions requiring disclosure under this section.

12	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

13	Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

14	Financial Instruments and Other Instruments

There are no material changes since December 31, 2009.

15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses in the unaudited interim consolidated financial statements.

(b)	expensed research and development costs;

Not applicable.

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses;

The required disclosure is presented in the unaudited interim consolidated financial statements.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 18, 2010, the date of this MD&A.

	Expiry date	Exercise	Number	Number
		price
Common shares				153,072,627

Share purchase options	September 30, 2010	$ 1.68	120,000
	February 28, 2011	$ 1.61	2,600,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	3,682,500
	October 1, 2011	$ 0.79	110,000
	February 28, 2012	$ 2.01	1,200,000
	July 28, 2012	$ 1.05	2,432,200
	July 28, 2014	$ 1.05	975,000
	November 4, 2012	$ 1.63	100,000
	December 7, 2012	$ 2.10	500,000
	March 23, 2013	$ 2.20	400,000
	April 9, 2013	$ 2.23	125,000
				12,594,700

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the period ended March 31, 2010 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

15.5	Transition to International Financial Reporting Standards ("IFRS")

15.5.1	Management of the IFRS Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants to manage the transition from Canadian GAAP to IFRS reporting.

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is essentially complete.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

15.5.2	IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then- previously reported fiscal 2010 Canadian GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

to apply the requirements of IFRS 2, Share-Based Payments, to equity instruments granted which had not vested as of the Transition Date;

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

15.5.3	Anticipated differences in Canadian GAAP and IFRS

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

	(i)	Property, Plant, and Equipment ("PP&E")

Under International Accounting Standard ("IAS") 16, Property, Plant and Equipment are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company may not currently track the separate components of a piece of PP&E to the same level as may be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. At March 31, 2010, the Company did not have significant plant and equipment which will require componentization.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii)	Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except in certain circumstances.

We anticipate a reduction in the reported value of Mineral Property Interests as a result of the application of IAS 12, as we expect that no future income tax assets will be recognized on the temporary differences arising from the merger with Great China Mining Inc. in 2006.

Under IFRS, a deferred tax asset is recognized to the extent it is "probable" that taxable profit will be available against which the deductible temporary differences can be utilized. Under Canadian GAAP, future tax assets are recognized if it is more likely than not that such an asset will be realized. The term "probable" is not defined in IAS 12. However, entities have often used a definition of "more likely than not" similar to Canadian GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

(iii)	Impairment of Assets

Per IAS 36, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of (a) the fair value less cost to sell and (b) its value in use. It is not necessary to determine both if one indicates that an impairment does not exist. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP.

Under IFRS, to the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The definition of a CGU is different from the Canadian GAAP definition of an "asset group".

Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized, if any, in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

15.5.4	Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended March 31, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS ENDED MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. We expect to complete this evaluation in the third quarter of fiscal 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. We expect to complete this evaluation by the fourth quarter of year 2010.